654 N. Sam Houston Pkwy. E., Suite 400 Houston, Texas 77060-5914 Phone: 281.878.1000 Fax: 281.878.1010

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

December 3, 2013

Re:
ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

With respect to the above-captioned filings, we enclose ENGlobal’s additional responses to the comments posed by the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated November 18, 2013.  As requested, our responses are keyed numerically to the additional comments received from the Commission.

Referencing:
Form 10-Q for the Period Ended September 28, 2013
Note 4 – Disposal of Continuing Operations, page 7

1.
Please tell us, in detail, how you considered the provisions of ASC 205-20-45 and 205-20-55 in deciding not to account for the disposition of your Gulf Coast engineering and in-plant operations as discontinued operations. In this regard, we note that based upon the disclosure provided in your filings to date, it does not appear that you expect to engage in continuing activities with your former Gulf Coast engineering business.  Furthermore, since you transferred approximately 900 employees to the purchaser in connection with the disposition, it appears that you do not expect to migrate customers from your Gulf Coast operations to your other locations.

Mr. John Cash
Securities and Exchange Commission

Our conclusion that the sale of our Gulf Coast engineering and in-plant operations should not be accounted for as discontinued operations is based on the following analysis:

Under ASC Topic 205-20-45-1, a component of an entity shall be reported as discontinued operations if (1) the operations and cash flows of the component will be eliminated from ongoing operations as a result of the disposal transaction and (2) the Company will not have continuing significant involvement in the component after the disposal.

Because the Company will continue to generate significant Engineering & Construction revenues in its future operations, we do not believe we meet the second requirement set forth above.  The non-competition restrictions in the purchase agreement relates to the sale of the operations that are imposed on our Engineering & Construction activities are primarily geographical and not customer related.  Many of the Company’s Engineering & Construction customers operate in and outside of the restricted geographic region.  Furthermore, the Company continues to operate its Automation segment in the restricted geographical region.   Because the majority of the Company’s services are “customer” and not “product” related, its relationships with these customers are intertwined geographically and extremely important going forward.

Our cash flows are not managed by segment. Although we account for our projects separately, a significant portion of our direct costs are included in our labor burdens. While these labor burdens are tracked on a company-wide basis, they are not specific to any one segment or office location, such as the Gulf Coast offices in the Engineering & Construction segment. Fluctuations in these labor burdens would have an impact on cash flows for a project or segment, but may not have an impact on the Company as a whole. A similar situation exists for fixed assets and depreciation. In addition, the cost of supervision and capital required to operate within the Gulf Coast region cannot be estimated as the underlying criteria for an accurate estimate is not available or predictable and; therefore, the cash flows from the Gulf Coast offices are not distinguishable from the Engineering & Construction segment and cannot be accurately reported on a stand-alone basis.

In addition, although the divested operations represented a substantial portion of the non-government operations and were located in the geographical areas that most benefited from the Company’s Engineering & Construction services (refining and petrochemical complexes between Deer Park, TX and Baton Rouge, LA), the Company continues to provide similar Engineering & Construction services (subject to geographical non-competition restrictions and available resources) and plans to expand those service offerings geographically in the future.  In addition, projects performed and revenues generated by the continuing Engineering & Construction operations are direct sales to customers that are not dependent upon the Engineering & Construction offices in the Gulf Coast region that were sold to Furmanite and, in some cases, are the same customers that provide work to the Company’s other offices located outside the geographical non-competition region.

Mr. John Cash
Securities and Exchange Commission

For the nine months ended September 28, 2013, the continuing Engineering & Construction operations generated $32.5 million in revenues versus a total of $112.3 million in the operations that were sold to Furmanite. Based on those amounts, the Company retained approximately 29% of its Engineering & Construction revenues when it divested its Deer Park, TX, Freeport, TX, Beaumont, TX, Lake Charles, LA, and Baton Rouge, LA offices.  In addition, the Company’s future annual budget forecasts approximately 50% Engineering & Construction segment revenues and 50% Automation segment revenues.  Based on these amounts, the continuing Engineering & Construction operations are significant to the Company as a whole.

Other factors that affected our conclusion to account for the disposition of our Gulf Coast engineering and in-plant operations as continuing operations included the following: (1) unlike the discontinuation of the Industrial Electrical division and the sale of the Midstream Inspection division, the Company never announced that it intended to sell the its Gulf Coast engineering and in-plant operations (or a portion thereof), rather it had engaged an investment banker to sell the entirety of the Company, (2) the divested Engineering & Construction operations generated operating income throughout 2013 and would have otherwise been retained if the Company had been able to cure its defaults under its credit facility, and (3) the Company recorded a gain on the sale of the Engineering & Construction assets, thus indicating that the divestiture was not considered a distressed sale.

Based on the above analysis, it is the Company’s conclusion that treatment of the divested Gulf Coast engineering and in-plant operations do not fit the definition of a component of an entity and; therefore, should not be reported as discontinued operations.  The operations sold to Furmanite should be treated as continuing operations up to the closing date (August 30, 2013).

Under ASC 270-10-45-11A, disposals of a component of an entity shall be reported separately in annual and interim financial statements for the periods presented.  Since the Engineering & Construction component that was sold to Furmanite is not reportable as discontinued operations, these operations should instead be reported in a footnote titled “Disposal of Continuing Operations.”  The footnote should contain a condensed statement of operations in the Form 10-Q for the nine months periods ended September 30, 2012 and 2013.  Because of the nature of the transaction, this footnote should be presented until the operations data presented in the financial statements does not include any of the operations sold to Furmanite.

2.
We note your response to comment two from our letter dated October 28, 2013. Your pro forma disclosures on page seven do not include pro forma statement of operations information for the year ended December 29, 2012 as previously requested and in a manner similar to the information provided in your response letter. Furthermore, your pro forma disclosures do not provide any explanation of the specific assumptions involved in calculating each of your individual pro forma adjustments. Any adjustments to your pro forma statements of operations should only give effect to events that are directly attributable to the transaction, expected to have a continuing impact on your business and factually supportable. Please show us how your footnote disclosures would have looked at September 28, 2013 if they were revised in response to this comment.

Mr. John Cash
Securities and Exchange Commission

The purpose of Footnote 4 is to provide the reader with an understanding of our downsized continuing operations and to be able to further understand our discussion in Management’s Discussion and Analysis of Results of Operations.  Footnote 4 removes all revenues and expenses associated with the continuing operations that were sold to Furmanite.  These costs and expenses included all direct revenues and expenses that were incurred at the specific office locations sold to Furmanite, excluding the revenues and expenses associated with our Automation segment and the government-related Engineering & Construction operations.  No pro forma adjustments are made to these numbers.  There was no attempt to allocate general and administrative expenses from Corporate.  In addition, allocation of interest expense, other income (expense) and taxes would be extremely difficult and would require assumptions that would be purely theoretical.  Based our conclusions above, no pro forma financial statements are required.  However, in future filings, we will change the headings in the table in footnote 4 to read as follows:

For the Nine Months Ended September 28, 2013
2013:	Continuing Operations	Divested Operations	Continuing Operations net of Divested Operations

Referencing:
Definitive Proxy Statement on Schedule 14A
Proxy Card

3.
In future filings please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

The Staff's comment is noted and future filings will be revised accordingly.

If you have any additional questions regarding these comments, please direct them to Mark A. Hess at 281-878-4584 or mark.hess@englobal.com.

ENGlobal Corporation

/s/  Mark A. Hess

Mark A. Hess
Chief Financial Officer

cc:
Lisa Etheredge, Staff Accountant, Division of Corporation Finance
Jeanne Baker, Assistant Chief Accountant, Division of Corporation Finance
Asia Timmons-Pierce, Staff Attorney, Division of Corporation Finance
Era Anagnosti, Staff Attorney, Division of Corporation Finance
Mr. William Coskey, Chairman and Chief Executive Officer of ENGlobal
Mr. Randy Hale, Audit Committee Chairman, ENGlobal Board of Directors